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                                                                  Exhibit 23.1

                        INDEPENDENT AUDITORS' CONSENT


The Board of Directors and Shareholders
Dollar Tree Stores, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 33-92812, 33-92814, 33-92816, 333-38735, 333-61139 and 333-35916) on Forms
S-3 and S-8 of Dollar Tree Stores, Inc., of our report dated May 25, 2000 relating to the supplemental consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related supplemental consolidated income statements, statements of shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, which report is included herein. The supplemental consolidated financial statements give retroactive effect to the merger of Dollar Tree Stores, Inc. and Dollar Express, Inc. which occurred on May 5, 2000.

/s/ KPMG LLP

Norfolk, Virginia
July 12, 2000